FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TONGJITANG CHINESE M EDICINES COMPANY

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Shaolan Wang
Name:	Shaolan WANG
Title:	Chief Financial Officer

Date: August 14, 2007

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces Second Quarter 2007

Financial Results

Second Quarter 2007 Net Income per ADS of $0.22

SHENZHEN, China, August 13, 2007 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine (“TCM”) in China, today announced its unaudited financial results for the second quarter of 2007, ended June 30, 2007.

Highlights for the Quarter Ended June 30, 2007

•

Revenue increased 12% year over year to RMB141.1 million ($18.5 million)[1], driven by the sales revenues from the Company’s leading product, Xianling Gubao (“XLGB”), which grew 11% year over year to RMB110.2 million ($14.5 million) and other core products excluding XLGB, which increased 193% year over year to RMB16.7 million ($2.2 million).

•	Gross margin for the quarter was 65.9%, which reflects continued stabilization in raw material costs for XLGB and slightly increased raw material costs for other products.

•	Net income increased 5% year over year to RMB55.7 million ($7.3 million).

•

Net income per ADS was $0.22[2], and net income per share[3] was RMB0.42 ($0.06) per share. This per share performance reflects the 48% increase year over year in the weighted average number of shares used in the calculations, resulting from the Company’s initial public offering (“IPO”) in March 2007.

Xiaochun Wang, Tongjitang’s chief executive officer and chairman of its board of directors, stated, “We are pleased with our second quarter financial results. Our raw material costs for XLGB remained stable, and our gross margins were in line with our expectations and with historical records. We are also pleased with our revenue performance, which reflects continued demand for our flagship product, XLGB, despite the headwind we experienced with record high temperatures in key markets like Beijing and Shanghai, during what is typically a seasonally slower sales period compared to the winter months.”

Mr. Wang continued, “In addition to our strong financial results, we have recently reached an important milestone. In late July, our flagship product, XLGB, was granted national trade secret status by the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the People’s Republic of China. We believe we are one of a select few modernized TCM providers to earn this honor and we are very pleased with the benefits this could bring, such as manufacturing exclusivity and pricing protection. We also expect that new product developments, such as our next generation XLGB product, should receive expedited treatment from the State Food & Drug Administration when we apply for SFDA’s approval of modified or new dosage and format, and new indication treatment, such as XLGB chewable tablets, and next generation XLGB products respectively.”

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2007 were made at the noon buying rate on June 29, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB7.6120 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2.	Net income per ADS of $0.22 reflects rounding effect of net income per share calculation.
3.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Financial Results for the Quarter Ended June 30, 2007

Net revenues for the second quarter were RMB141.1 million ($18.5 million), up 12% from RMB126.5 million in the second quarter of 2006. Net revenues from the Company’s flagship product, XLGB, were RMB110.2 million ($14.5 million), representing an 11% increase from the second quarter of 2006. Net revenues from core products excluding XLGB increased significantly, as sales of Zaoren Anshen Capsules, Moisturizing and Anti-itching Capsules and Dianbaizhu Syrup increased 193% to RMB16.7 million ($2.2 million).

Gross profit increased 16% to RMB93.0 million ($12.2 million), representing a gross margin of 65.9%, in the second quarter of 2007 compared to RMB80.0 million and 63.2% in the second quarter of 2006, respectively, and compared to RMB98.3 million and 66.3% in the first quarter of 2007, respectively. Tongjitang’s cost of revenues and gross margin were in line with management’s expectation and largely reflect the cost of barrenwort, which is the main ingredient in the Company’s leading product, XLGB. Cost of revenues and gross margin also reflect inflationary pricing in the raw material costs of other products, as compared to the first quarter of 2007.

Operating income decreased 19% to RMB44.8 million ($5.9 million) from RMB55.5 million in the second quarter of 2006, reflecting a 97% increase of operating expenses to RMB 48.2 million ($6.3 million) in the second quarter of 2007 from RMB24.4 million in the second quarter of 2006. Operating expenses primarily reflect a year over year increase in advertising expenses, which were exceptionally low in the second quarter of 2006, and which are more evenly allocated on a per quarter basis in 2007. Operating expenses also reflect increases in general and administrative expenses, due to public company costs following the Company’s IPO in March 2007, as well as increases in selling and marketing expenses as the Company expanded its sales and marketing network. Tongjitang also increased research and development expenditure in the second quarter of 2007, which is consistent with the Company’s plan to make investments through the year in this area.

Net income increased 5% to RMB55.7 million ($7.3 million), or RMB0.42 ($0.06) per share, in the second quarter of 2007 from RMB53.2 million, or RMB0.59 per share, respectively, in the second quarter of 2006. Net income per ADS2 was $0.22, compared to net income per ADS of $0.31 in the second quarter of 2006. The Company’s year over year net income per share and net income per ADS comparison directly reflects the 48% increase in weighted average number of shares to 133.7 million shares in the second quarter of 2007 due to our IPO in March 2007, from 90.4 million shares in the second quarter of 2006.

Financial Results for the Six Months Ended June 30, 2007

For the six months ended June 30, 2007, revenues increased 23% to RMB289.4 million ($38.0 million) from RMB234.6 million in the first six months of 2006. During this same time period, gross profit improved 18% to RMB191.3 million ($25.1 million) from RMB161.8 million. Income from operations decreased 1% to RMB91.2 million ($12.0 million) from RMB92.4 million in the first six months of 2006, and net income improved 12% to RMB103.0 million ($13.5 million), or RMB 0.86 ($0.11) per share, from RMB91.9 million, or RMB1.03 per share, in the first six months of 2006. Net income per ADS was $0.45 in the first six months of 2007, compared to net income per ADS of $0.54 in the first six months of 2006. Please note that on a year over year basis, weighted average number of shares outstanding for the first six months of 2007 increased 33% to 119.1 million.

Balance Sheet

As of June 30, 2007, the Company had cash and cash equivalents of RMB772.3 million ($101.5 million), compared to RMB814.0 million as of March 31, 2007. Tongjitang had working capital of approximately RMB1.0 billion ($131.3 million) as of June 30, 2007.

Mr. Wang continued, “Our formidable cash position allows us to explore potential acquisitions and strategic partnerships with efficiency and speed. Additionally, we’ll continue to focus on research and development so that we enhance our product offering and bolster our existing leadership in the modernized TCM market going forward. These research and development efforts include our current pipeline of eleven different product initiatives, as well as five clinical trials we are pursuing.”

Business Highlights

•

The Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the People’s Republic of China have granted the Company national trade secret status for its flagship product, XLGB. Please refer to today’s separate press release for more details.

•

Tongjitang started a phase IV clinical trial on each of XLGB, Moisturizing and Anti-itching Capsules and Dianbaizhu Syrup to collect more convincing data for the promotion of these products to medical doctors and patients.

•

In order to retain and motivate our personnel, both our board of directors and its compensation committee have approved grants of a limited number of restricted shares and share options under its 2006 Share Incentive Plan to certain of our management members and employees. We plan to make these grants by the end of the third quarter of 2007.

Financial Outlook

As of today, the Company is reiterating its previously announced financial guidance for the full year 2007:

•	revenues in the range of RMB590 million to RMB620 million; and

•	gross margins sustainable at levels in the mid-60%.

Additionally, the Company expects to capitalize on incremental revenue opportunities not yet factored into the above guidance, including:

•	acquisitions which enhance the Company’s product portfolio, brand leadership, revenue diversification and profitability;

•	expansion of the sales and marketing network to distribute core products into new pharmacies and hospitals; and

•	new product roll outs from the Company’s product pipeline, which currently includes over 11 potential new products.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on August 13, 2007 at 5:00 pm ET (5:00 am Hong Kong Time on August 14, 2007). Listeners may access the call by dialing the following numbers: Hong Kong toll free: +800 908707, International: +1 719 457 2728, and United States toll free: +1 800 475 3716. Listeners may access the replay through August 20, 2007 by dialing the following numbers: International: +1 719 457 0820, and United States toll free: +1 888 203 1112, Password: 8170542. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com and will be available through August 20, 2007.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Integrated Corporate Relations, Inc.

In the U.S.:

Ashley Ammon MacFarlane and Christine Duan

203-682-8200 (Investor Relations)

or

In Asia:

Xuyang Zhang

86 10 8523 3087 (Investor Relations)

Tongjitang Chinese Medicines Company

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Second Quarter Ended June 30			First Half Year Ended June 30
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	126,474	141,073	18,533	234,627	289,395	38,018
Cost of revenues	46,480	48,079	6,316	72,821	98,132	12,892

Gross profit	79,994	92,994	12,217	161,806	191,263	25,126
Advertising expenses	(3,352)	(20,446)	(2,686)	(32,226)	(45,523)	(5,980)
Other selling and marketing expenses	(12,746)	(13,829)	(1,817)	(23,175)	(26,923)	(3,537)
General and administrative expenses	(7,775)	(11,519)	(1,513)	(12,394)	(23,474)	(3,084)
Research and development expenses	(727)	(2,798)	(368)	(2,031)	(4,900)	(644)
Other operating income	155	384	50	428	728	96

Income from operations	55,549	44,786	5,883	92,408	91,171	11,977
Other income (expenses):
Interest income	484	9,477	1,245	562	11,608	1,525
Interest expense	(3,521)	(2,267)	(298)	(6,442)	(4,637)	(609)
Government grants	506	3,794	498	4,982	4,754	625
Disposal gain on listed shares	—	249	33	—	249	33
Other income, net	207	33	4	441	212	28

Income before income taxes and minority interest	53,225	56,072	7,365	91,951	103,357	13,579
Provision for income taxes	—	(361)	(47)	—	(361)	(47)
Minority interest	(41)	8	1	(67)	13	2

Net income	53,184	55,719	7,319	91,884	103,009	13,534

Earnings per share - basic and diluted
Ordinary shares	0.59	0.42	0.06	1.03	0.86	0.11

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	N/A	0.86	0.11

Shares used in computation of earnings per share—basic and diluted
Ordinary shares	90,364,000	133,693,008	133,693,008	89,225,680	114,781,452	114,781,452

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	N/A	4,333,655	4,333,655

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.6120 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 29, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31 2006	Mar. 31 2007	Jun. 30 2007	Jun. 30 2007
	RMB	RMB	RMB	US$
				(Note)
ASSETS
Current assets:
Cash and cash equivalents	231,009	813,961	772,287	101,457
Short-term time deposit	50,000	50,000	50,000	6,569
Deposit for acquisition of shares	—	—	21,904	2,878
Notes receivable	12,732	9,472	11,063	1,453
Accounts receivable, net of allowance for doubtful accounts	172,102	185,022	213,414	28,036
Amounts due from related parties	2,239	2,219	2,224	292
Inventories	41,390	47,694	57,163	7,510
Prepaid advertising expenses	26,396	18,262	18,732	2,461
Other prepaid expenses and current assets	21,386	13,784	14,698	1,931

Total current assets	557,254	1,140,414	1,161,485	152,587
Property, plant and equipment, net	151,568	153,891	151,840	19,947
Land use rights, net	19,099	19,009	18,919	2,485
Deposits for acquisition of property, plant and equipment, and intangible assets	10,323	8,842	14,388	1,890
Acquired intangible assets, net	9,940	9,323	8,974	1,179
Deferred tax assets	688	688	688	90

Total assets	748,872	1,332,167	1,356,294	178,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	27,100	14,100	85,100	11,180
Accounts payable	19,874	19,931	16,049	2,108
Amounts due to related parties	1,938	1,930	1,920	252
Accrued expenses and other current liabilities	64,461	73,427	49,227	6,467
Income taxes payable	19,109	12,109	9,789	1,286

Total current liabilities	132,482	121,497	162,085	21,293
Long-term bank loans	118,000	103,000	32,000	4,204

Total liabilities	250,482	224,497	194,085	25,497

Minority interest	683	677	669	88

Mezzanine equity:
Ordinary shares	120,643	—	—	—
Shareholders’ equity	377,064	1,106,993	1,161,540	152,593

Total liabilities and shareholders’ equity	748,872	1,332,167	1,356,294	178,178

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.6120 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 29, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Exhibit 99.2

Tongjitang Chinese Medicines Company Granted Trade Secret Status

For Flagship Product Xianling Gubao

SHENZHEN, China, August 13, 2007 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine (“TCM”) in China, today announced that the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the People’s Republic of China have granted the Company national trade secret status for its flagship product, Xianling Gubao (“XLGB”).

The trade secret program in China protects intellectual property without publicly disclosing the detailed information involved in a patent application, such as manufacturing techniques or TCM formulae. Additionally, the state grants trade secret status to leading products demonstrating unique commercial value and brand value. Such products typically have a long history and proven efficacy in their respective markets, and presently in China there are approximately twenty TCM products with trade secret status.

Xiaochun Wang, Tongjitang’s chief executive officer and chairman stated, “We are ecstatic to announce this significant milestone for our Company – which is a great testament to our leadership in the modernized TCM market. We are one of only a handful of modernized TCM providers to earn this honor and we are very pleased with the benefits we’ll receive, such as manufacturing exclusivity and pricing protection. We also expect that new product developments, such as our next generation XLGB product, should receive expedited treatment from China’s State Food & Drug Administration (“SFDA”) when the time comes.”

Specifically, trade secret status benefits Tongjitang in the following ways:

•	Manufacturing exclusivity. Trade secret status ensures that for a five year period, SFDA will not approve any other products carrying the same medicinal formula in any dosage formats.

•

Pricing. Trade secret status can strengthen Tongjitang’s pricing power for XLGB despite potential fluctuations in China’s national insurance coverage policies. As a product protected by trade secret status, XLGB’s position as the preferred TCM remedy for osteoporosis at many state hospitals and clinics may be further enhanced since the consumers may likely perceive the trade secret status conferred by the governmental organizations as supporting evidence or proof of XLGB’s efficacy.

•

SFDA approval. Trade secret status can expedite the SFDA’s approval of modified or new dosage and format, and new indication treatment, such as XLGB chewable tablets, and next generation XLGB products respectively.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Integrated Corporate Relations

In the U.S.:

Ashley Ammon MacFarlane and Christine Duan

203-682-8200

or

In Asia:

Xuyang Zhang

86 10 8523 3087 (Investor Relations)